UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 12)*

Under the Securities Exchange Act of 1934

GLEACHER & COMPANY, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

377341 10 2

(CUSIP Number)

Robert H. Weiss

General Counsel

MatlinPatterson Global Advisers LLC

520 Madison Avenue

New York, New York 10022

(212) 651-9525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 377341 10 2

1	Names of Reporting Persons MatlinPatterson FA Acquisition LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) 00

CUSIP No. 377341 10 2

1	Names of Reporting Persons MP II Preferred Partners L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 377341 10 2

1	Names of Reporting Persons MatlinPatterson PE Holdings LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) HC

CUSIP No. 377341 10 2

1	Names of Reporting Persons MatlinPatterson LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) HC

CUSIP No. 377341 10 2

1	Names of Reporting Persons David J. Matlin
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 377341 10 2

1	Names of Reporting Persons Mark R. Patterson
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 377341 10 2

1	Names of Reporting Persons MP Preferred Partners GP LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) HC

INTRODUCTION

This amendment (“Amendment No. 12”) amends the Schedule 13D Statement relating to the shares of Common Stock, par value $0.01 per share of Gleacher & Company, Inc., a Delaware corporation (the “Issuer”), dated May 14, 2007 (the “Original Statement”, and as amended by Amendment No. 1 thereto, dated July 24, 2007, Amendment No. 2 thereto, dated September 21, 2007, Amendment No. 3 thereto, dated February 26, 2008, Amendment No. 4 thereto, dated February 29, 2008, Amendment No. 5 thereto, dated June 4, 2008, Amendment No. 6 thereto, dated February 17, 2009, Amendment No. 7 thereto, dated June 4, 2009, Amendment No. 8 thereto, dated July 28, 2009, Amendment No. 9 thereto, dated August 27, 2009, Amendment No. 10 thereto, dated February 25, 2013 and Amendment No. 11 thereto, dated May 2, 2013 (as amended, the “Amended Statement”) filed on behalf of (i) MatlinPatterson FA Acquisition LLC (“Matlin FA”), a Delaware limited liability company, (ii) MatlinPatterson Global Opportunities Partners II L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) II L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners II LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson PE Holdings LLC, formerly known as MatlinPatterson Asset Management LLC (“Matlin Asset Management”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, (viii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson, (ix) Christopher Pechock and Frank Plimpton, each an employee of Matlin Advisers, as the persons named in the Proxies described in the Amended Statement, and (x) MPII Special Cayman Ltd. (“MPII Special”), an exempted company incorporated in the Cayman Islands, MP II Preferred Partners L.P. (“MP Preferred Partners”), a Cayman Islands limited partnership and MP Preferred Partners GP LLC (“MP Preferred Partners GP”), a Delaware limited liability company. Matlin FA, Matlin Asset Management, MatlinPatterson, David J. Matlin, Mark R. Patterson, MP Preferred Partners and MP Preferred Partners GP are collectively referred to in this Amendment No. 12 as the “Reporting Persons” and each is a “Reporting Person.” Christopher Pechock and Frank Plimpton ceased to hold any voting rights in the shares described in the Amended Statement as of September 21, 2007 (as reflected in Amendment No. 2 and Amendment No. 3), MP II Special ceased to be a member of Matlin FA (as reflected in Amendment No. 6), and each of Matlin Partners, Matlin Global Partners and Matlin Advisers ceased to be a member of Matlin FA as of June 4, 2009 (as reflected in Amendment No. 7) and are no longer Reporting Persons for the purpose hereof.

This Amendment No. 12 is being filed on behalf of the Reporting Persons to report the execution of the Stock Purchase Agreements (as defined in Item 4 below). Capitalized terms used and not defined in this Amendment No. 12 shall have the meanings set forth in the Amended Statement. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported on the Amended Statement.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

On June 5, 2014, Matlin FA entered into a Stock Purchase Agreement (the “LLSM Stock Purchase Agreement”) with LLSM L.P. pursuant to which Matlin FA agreed to sell an aggregate of 1,304,393 shares of Issuer Common Stock at a price of $10.50 per Share. In addition, On June 5, 2014, Matlin FA entered into a Stock Purchase Agreement (the “HHLF Stock Purchase Agreement”) with HHLF L.P. pursuant to which Matlin FA agreed to sell an aggregate of 309,374 shares of Issuer Common Stock at a price of $10.50 per Share. Further, on June 5, 2014, Matlin FA entered into a Stock Purchase Agreement (the “Stone Lion Stock Purchase Agreement”, and together with the LLSM Stock Purchase Agreement and the HHLF Stock Purchase Agreement, the “Stock Purchase Agreements”) with Permal Stone Lion Fund Ltd. pursuant to which Matlin FA agreed to sell an aggregate of 164,646 shares of Issuer Common Stock at a price of $10.50 per Share.

The foregoing descriptions of the Stock Purchase Agreements do not purport to be complete and are qualified in their entirety by reference to the full texts of the Stock Purchase Agreements which are included as Exhibits 10.1, 10.2 and 10.3 to this Amendment No. 12 and are incorporated by reference herein.

On May 30, 2013, the Issuer implemented a reverse stock split of its shares of Common Stock at a ratio of 1-for-20. As a consequence of the reverse stock split, every 20 shares of the Issuer’s outstanding Common Stock were combined into one share, without any change to the par value per share.

Following the consummation of the transactions pursuant to the Stock Purchase Agreements, the Reporting Persons will no longer beneficially own any securities of the Issuer.

Except as otherwise disclosed herein, no Reporting Person currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)—(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety:

(a) – (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 12 are incorporated herein by reference. Following the consummation of the transactions pursuant to the Stock Purchase Agreements, the Reporting Persons will no longer beneficially own any securities of the Issuer.

(c) Except as disclosed in this Amended Statement, none of the Reporting Persons has effected any transaction in the Issuer’s securities during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented by adding the following:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

The Stock Purchase Agreements are incorporated by reference as Exhibits 10.1, 10.2 and 10.3 to this Amendment No. 12 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1 – Stock Purchase Agreement, dated as of June 5, 2014, by and between MatlinPatterson FA Acquisition LLC and LLSM L.P. (incorporated by reference to Exhibit 99.3 to the Schedule 13D of Stone Lion Capital Partners L.P. filed with the SEC on June 9, 2014).

Exhibit 10.2 – Stock Purchase Agreement, dated as of June 5, 2014, by and between MatlinPatterson FA Acquisition LLC and HHLF L.P. (incorporated by reference to Exhibit 99.2 to the Schedule 13D of Stone Lion Capital Partners L.P. filed with the SEC on June 9, 2014).

Exhibit 10.3 – Stock Purchase Agreement, dated as of June 5, 2014, by and between MatlinPatterson FA Acquisition LLC and Permal Stone Lion Fund Ltd. (incorporated by reference to Exhibit 99.4 to the Schedule 13D of Stone Lion Capital Partners L.P. filed with the SEC on June 9, 2014).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 9, 2014	MATLINPATTERSON FA ACQUISITION LLC

	By:	/s/ Robert H. Weiss
Name: Robert H. Weiss
Title: Vice President

Date: June 9, 2014	MP PREFERRED PARTNERS GP LLC

	By:	/s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel

Date: June 9, 2014	MATLINPATTERSON LLC

	By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Member

Date: June 9, 2014	MATLINPATTERSON PE HOLDINGS LLC

	By:	/s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel

Date: June 9, 2014	MP II PREFERRED PARTNERS L.P.

	By:	MP Preferred Partners GP, LLC,
its general partner

	By:	/s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel

Date: June 9, 2014	DAVID J. MATLIN

	By:	/s/ David J. Matlin
Name: David J. Matlin

Date: June 9, 2014	MARK R. PATTERSON

	By:	/s/ Mark R. Patterson
Name: Mark R. Patterson